Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Reinvent Technology Partners Y Reminds Shareholders to Vote “FOR” the Pending Business Combination with Self-Driving Company Aurora

NEW YORK, October 26, 2021 – Reinvent Technology Partners Y (“RTPY”) (NASDAQ: RTPY), a special purpose acquisition company that takes a “venture capital at scale” approach to investing, reminds its shareholders to vote “FOR” the proposed business combination with leading self-driving company Aurora. RTPY shareholders of record as of the close of business on September 30, 2021 are entitled to vote at the Extraordinary General Meeting of Shareholders (“Extraordinary Meeting”), which is being held on November 2, 2021 at 12:00 p.m. ET.

The business combination, if approved by RTPY shareholders, is expected to close on November 3, 2021. Upon the closing of the business combination, RTPY will change its name to Aurora Innovation, Inc., and common stock and warrants of the combined company are expected to begin trading on November 4, 2021 on Nasdaq under the ticker symbols “AUR” and “AUROW,” respectively.

Aurora is building the technology and business to commercialize self-driving at scale both in autonomous trucking and passenger mobility. Aurora’s industry-leading partners include Toyota, Uber, Volvo and PACCAR. Fox Advisors has initiated coverage of RTPY with an Outperform and $15 price target, and D.A. Davidson has initiated coverage with a Buy rating and $13 price target. RTPY recently posted a detailed investment memo on the investor relations section of its website on Aurora and what it believes is the massive potential impact of self-driving technology:

https://y.reinventtechnologypartners.com/investor-relations/presentations-events/presentations/detail/10295/aurora-investment-thesis.

To invest in Aurora, individuals can buy public shares of RTPY and hold them through the closing of the business combination, at which time their RTPY shares will automatically convert to common stock of the publicly listed Aurora on a 1:1 basis.

Below are guidelines and instructions on the voting process for RTPY shareholders.

The two easiest and most efficient ways to vote are as follows:

•

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the voting instruction form mailed (or e-mailed) to you. To vote online, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted electronically over the Internet must be received by 11:59 p.m. ET on November 1, 2021.

•

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or e-mailed) to you. To vote via the automated telephone service, you will need your voting control number, which you can find on your Voting Instruction Form. Votes submitted over the telephone must be received by 11:59 p.m. ET on November 1, 2021.

Additionally, you can vote by mail:

•

Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed to you. Please be sure to (1) mark, sign and date your Voting Instruction Form, (2) fold and return your Voting Instruction Form in the postage-paid envelope provided, and (3) mail your Voting Instruction Form to ensure receipt on or before 11:59 p.m. ET on November 1, 2021.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you misplaced or did not receive your Voting Instruction Form, contact your broker, bank or other nominee to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

RTPY shareholders needing further assistance in voting their RTPY shares can contact Morrow Sodali by calling 800-662-5200, or banks and brokers can call collect at 203-658-9400, or by emailing RTPY.info@investor.morrowsodali.com.

About Aurora

Founded in 2017 by experts in the self-driving industry, Aurora is on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. To move both people and goods, the company is building the Aurora Driver, a platform that brings together software, hardware and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is backed by Sequoia Capital, Baillie Gifford, funds and accounts advised by T. Rowe Price Associates, among others, and is partnered with industry leaders including Toyota, Uber, Volvo, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Dallas. The company has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Aurora Overview

Aurora Press Kit

About Reinvent Technology Partners Y

Reinvent Technology Partners Y is a special purpose acquisition company founded by Mark Pincus, Michael Thompson, and Reid Hoffman. Reinvent Technology Partners Y was formed to support a technology business to innovate and achieve entrepreneurship at scale by leveraging its team’s operating experience as founders of iconic technology companies, their experience building companies as advisors and board members, and the capital raised in its initial public offering.

Cautionary Statement Regarding Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This press release relates to a proposed transaction between RTPY and Aurora. This press release is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. RTPY has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of September 30, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction between RTPY and Aurora. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

Contacts:

Aurora:

Khobi Brooklyn

press@aurora.tech

(415) 699-3657

Reinvent Technology Partners Y:

Ed Trissel / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449